Exhibit 99.3

2017 Second Quarter Report

Financial Statements

Franco Nevada

The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR

UNITED STATES OF AMERICA
E PLURIBUS UNUM
1 OZ. FINE SILVER~ONE DOLLAR

UNITED STATES OF AMERICA
.9995
PLATINUM
1 oz.
$100

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2017	2016
ASSETS
Cash and cash equivalents (Note 4)	$614.3	$253.0
Receivables	55.1	71.1
Prepaid expenses and other (Note 6)	50.1	37.1
Current assets	719.5	361.2

Royalty, stream and working interests, net (Note 3)	3,752.9	3,668.3
Investments (Note 5)	140.8	147.4
Deferred income tax assets	22.4	21.3
Other assets (Note 7)	19.9	23.4
Total assets	$4,655.5	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities	$20.5	$21.0
Current income tax liabilities	18.2	16.6
Current liabilities	38.7	37.6

Deferred income tax liabilities	43.6	37.5
Total liabilities	82.3	75.1

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,078.9	4,666.2
Contributed surplus	16.1	41.6
Deficit	(327.5)	(336.8)
Accumulated other comprehensive loss	(194.3)	(224.5)
Total shareholders’ equity	4,573.2	4,146.5
Total liabilities and shareholders’ equity	$4,655.5	$4,221.6

Subsequent events (Note 3)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2	2017 Second Quarter Financial Statements	FNV TSX NYSE

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenue (Note 10)	$163.6	$150.9	$336.3	$282.9

Cost of sales
Costs of sales (Note 11)	33.9	27.7	73.8	52.1
Depletion and depreciation	67.2	68.2	138.7	133.7
Total cost of sales	101.1	95.9	212.5	185.8
Gross profit	62.5	55.0	123.8	97.1

Other operating expenses (income)
Corporate administration	5.8	5.7	11.1	11.1
Business development	0.8	0.3	1.6	0.6
Gain on sale of gold bullion (Note 16)	(0.1)	(1.6)	(0.1)	(2.1)
Total other operating expenses	6.5	4.4	12.6	9.6
Operating income (Note 16)	56.0	50.6	111.2	87.5
Foreign exchange gain (loss) and other income (expenses) (Note 16)	0.4	—	1.1	(0.1)
Realized gain on investments	—	2.8	—	4.3
Income before finance items and income taxes	56.4	53.4	112.3	91.7

Finance items
Finance income	1.1	1.0	2.0	2.1
Finance expenses	(0.8)	(0.8)	(1.6)	(2.1)
Net income before income taxes	56.7	53.6	112.7	91.7

Income tax expense (Note 13)	11.1	11.3	21.5	19.4
Net income	$45.6	$42.3	$91.2	$72.3

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized (loss) gain in the market value of available-for-sale investments, net of income tax recovery of $1.8 (2016 - income tax expense of $0.3), income tax recovery of $1.6 (2016 - income tax expense of $0.5) (Note 5)	(11.8)	10.8	(10.3)	26.6
Realized change in market value of available-for-sale investments (Note 5)	—	(2.8)	—	(4.3)
Currency translation adjustment	30.8	(4.0)	40.5	45.5
Other comprehensive income	19.0	4.0	30.2	67.8

Total comprehensive income	$64.6	$46.3	$121.4	$140.1
Basic earnings per share (Note 15)	$0.25	$0.24	$0.51	$0.41
Diluted earnings per share (Note 15)	$0.25	$0.24	$0.51	$0.41

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Gold Investment that WORKS	Franco-Nevada Corporation	3

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2017	2016
Cash flows from operating activities
Net income	$91.2	$72.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	138.7	133.7
Non-cash costs of sales	4.1	3.5
Share-based payments	3.1	2.4
Unrealized foreign exchange (gain) loss	(0.6)	0.2
Gain on investments	—	(4.3)
Deferred income tax expense	6.0	2.3
Other non-cash items	(0.7)	(0.8)
Acquisition of gold bullion (Note 16)	(12.1)	(33.7)
Proceeds from sale of gold bullion (Note 16)	9.4	46.1
Operating cash flows before changes in non-cash working capital	239.1	221.7
Changes in non-cash working capital:
Decrease in receivables	16.0	8.7
Increase in prepaid expenses and other	(9.3)	(4.3)
Increase in current liabilities	0.5	1.4
Net cash provided by operating activities (Note 16)	246.3	227.5

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(198.2)	(555.7)
Acquisition of oil & gas well equipment	(0.9)	(1.3)
Proceeds from sale of investments	—	23.6
Acquisition of investments	—	(1.6)
Net cash used in investing activities (Note 16)	(199.1)	(535.0)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of Credit Facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(62.2)	(57.5)
Proceeds from exercise of warrants	356.4	—
Proceeds from exercise of stock options	7.8	15.6
Net cash provided by financing activities	301.0	381.6
Effect of exchange rate changes on cash and cash equivalents	13.1	2.5
Net change in cash and cash equivalents	361.3	76.6
Cash and cash equivalents at beginning of period	253.0	149.2
Cash and cash equivalents at end of period	$614.3	$225.8

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.2	$1.8
Income taxes paid	$29.4	$21.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

4	2017 Second Quarter Financial Statements	FNV TSX NYSE

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 14)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2017	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5
Net income	—	—	—	91.2	91.2
Other comprehensive income	—	—	30.2	—	30.2
Total comprehensive income	—	—	—	—	121.4
Exercise of stock options	10.4	(2.6)	—	—	7.8
Exercise of warrants	382.6	(26.2)	—	—	356.4
Share-based payments	—	3.3	—	—	3.3
Dividend reinvestment plan	19.7	—	—	—	19.7
Dividends declared	—	—	—	(81.9)	(81.9)
Balance at June 30, 2017	$5,078.9	$16.1	$(194.3)	$(327.5)	$4,573.2

Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	72.3	72.3
Other comprehensive income	—	—	67.8	—	67.8
Total comprehensive income	—	—	—	—	140.1
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	20.7	(5.1)	—	—	15.6
Share-based payments	—	2.8	—	—	2.8
Dividend reinvestment plan	20.3	—	—	—	20.3
Dividends declared	—	—	—	(77.8)	(77.8)
Balance at June 30, 2016	$4,643.9	$42.0	$(220.3)	$(307.7)	$4,157.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Gold Investment that WORKS	Franco-Nevada Corporation	5

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile, Australia and Africa. At June 30, 2017, the portfolio includes approximately 340 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2016. These consolidated financial statements were authorized for issuance by the Board of Directors on August 8, 2017.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)New and amended standards adopted by the Company

The following standard was effective and implemented as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income taxes provides guidance on the recognition of deferred tax assets. In January 2016 the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

(c)New accounting standards issued but not yet effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9 on the consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the

6	2017 Second Quarter Financial Statements	FNV TSX NYSE

scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRS 15 on the consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

Note 3 – Acquisitions and other transactions

(a)Acquisition of U.S. Oil & Gas Royalties Acquisition – STACK, Oklahoma

On June 30, 2017, the Company entered into an agreement to purchase an additional portfolio of oil & gas royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) play in Oklahoma for a price of $27.8 million, for which the Company has advanced $2.8 million to an escrow account. The deposit, which will be applied against the purchase price upon closing, is included in royalty, stream and working interests on the statement of financial position as at June 30, 2017.  The transaction is expected to close in November 2017. The acquisition will be accounted for as an asset acquisition upon closing.

(b)Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On March 13, 2017, the Company entered into an agreement to purchase royalty portfolio in the Midland Basin of West Texas for $110.0  million. The Midland Basin forms the eastern half of the broader Permian Basin. The royalties include mineral title which provide a perpetual interest in royalty lands.

Following completion of title due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017. The second part of the portfolio is expected to close in Q3/2017, bringing the adjusted total purchase price to approximately $107.0 million.

The Company advanced $1.7 million to an escrow account for the second transaction. The deposit, which is to be applied against the purchase price upon closing, is included in royalty, stream and working interests on the statement of financial position as at June 30, 2017. The acquisitions were accounted for as asset acquisitions.

(c)Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, the Company acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located in the Carlin Trend in north-central Nevada for cash consideration of $0.9 million.

(d)Cobre Panama Update

The Company has a precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project (“Cobre Panama”). The project, which is located in Panama, is in the construction phase. Under the terms of the agreement, Franco-Nevada will provide a deposit of up to $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion.

In the three and six months ended June 30, 2017, the Company funded $52.4 million and $102.6 million, respectively, towards the stream, for a cumulative total of $564.8 million of its maximum $1.0 billion commitment. Capitalized costs for the Cobre Panama project of $570.3 million are included in royalty, stream and working interests on the statement of financial position as at June 30, 2017.

Note 4 – Cash and cash equivalents

As at June 30, 2017, cash and cash equivalents were primarily held in interest-bearing deposits.

	At June 30,	At December 31,
	2017	2016
Cash deposits	$541.3	$182.4
Term deposits	73.0	70.6
	$614.3	$253.0

The Gold Investment that WORKS	Franco-Nevada Corporation	7

Note 5 – Investments

Investments comprise the following:

	At June 30,	At December 31,
	2017	2016
Non-current investments
Equity investments	$110.7	$118.4
Warrants	1.0	0.9
Loan Receivable	29.1	28.1
Total Investments	$140.8	$147.4

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015.

Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.0 million (December 31, 2016 - $3.8 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

The unrealized gains on available-for-sale investments recognized in other comprehensive income for the three and six months ended June 30, 2017 and 2016 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Mark-to-market (loss) gain on equity investments	$(13.6)	$11.1	$(11.9)	$27.1
Deferred tax recovery (expense) in other comprehensive income	1.8	(0.3)	1.6	(0.5)
Unrealized (loss) gain on available-for-sale securities, net of tax	(11.8)	10.8	(10.3)	26.6
Reclassification for realized change in market value recognized in net income, net of tax	—	(2.8)	—	(4.3)
	$(11.8)	$8.0	$(10.3)	$22.3

Note 6 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	At June 30,	At December 31,
	2017	2016
Gold bullion	$12.2	$9.3
Inventory	—	2.7
Prepaid gold	7.7	7.0
Prepaid expenses	29.5	17.5
Debt issue costs	0.7	0.6
	$50.1	$37.1

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Note 7 – Other assets

Other assets comprise the following:

	At June 30,	At December 31,
	2017	2016
Prepaid gold	$3.5	$7.1
Oil & gas well equipment, net	13.6	14.0
Furniture and fixtures, net	0.6	0.7
Debt issue costs	2.2	1.6
	$19.9	$23.4

Note 8 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the six months ended June 30, 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at June 30, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$614.3	$—	$—	$614.3
Receivables from provisional gold equivalent sales	—	9.2	—	9.2
Available-for-sale equity investments	106.7	—	—	106.7
Warrants	—	1.0	—	1.0
	$721.0	$10.2	$—	$731.2

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$253.0	$—	$—	$253.0
Receivables from provisional gold equivalent sales	—	9.8	—	9.8
Available-for-sale equity investments	114.6	—	—	114.6
Warrants	—	0.9	—	0.9
	$367.6	$10.7	$—	$378.3

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

The Gold Investment that WORKS	Franco-Nevada Corporation	9

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities, which include receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

The valuation techniques that are used to measure fair value are as follows:

(a)Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

(b)Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(c)Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(d)Royalty, stream, and working interests

The fair values of royalty, stream, and working interests are determined primarily using a market approach using unobservable discounted future cash-flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 9 – Revolving term credit facilities

(a)Credit Facility - $1.0 billion

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). On March 22, 2017, the Company amended its Credit Facility by extending the term from November 12, 2020 to March 22, 2022.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company’s leverage ratio; or

•LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company’s leverage ratio; or

•Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility.

As at  June 30,  2017, there was no balance (December 31, 2016 – $nil) outstanding under the Credit Facility.

10	2017 Second Quarter Financial Statements	FNV TSX NYSE

As at June 30, 2017, a balance of $2.8 million related to debt issue costs is remaining to be amortized over the remaining term of the Credit Facility (December 31, 2016 – $2.2 million). The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets (Note 6), and other non-current assets (Note 7).

(b)FNBC Credit Facility - $100.0 million

On March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time before each anniversary date, up to two additional one-year extensions of the maturity. These requests are subject to approval from the lenders.

Advances under the FNBC Credit Facility can be drawn as follows:

•	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Credit Facility is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

As at  June 30, 2017, there was no balance outstanding under the FNBC Credit Facility.

As at June 30, 2017, a balance of $0.1 million related to debt issue costs is remaining be amortised over the remaining term of the FNBC Credit Facility and is included in prepaid expenses and other current assets (Note 6).

Note 10 – Revenue

Revenue is comprised of the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Mineral royalties	$44.8	$37.3	$87.9	$71.9
Mineral streams	105.7	103.2	222.0	194.6
Sale of prepaid gold	3.5	2.6	5.9	5.0
Oil & gas interests	9.6	7.8	20.5	11.4
	$163.6	$150.9	$336.3	$282.9

Note 11 – Costs of sales

Costs of sales are comprised of the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cost of stream sales	$29.7	$24.5	$66.1	$46.2
Cost of prepaid ounces	2.3	1.7	4.1	3.5
Mineral production taxes	0.7	0.7	1.3	1.3
Oil & Gas operating costs	1.2	0.8	2.3	1.1
	$33.9	$27.7	$73.8	$52.1

The Gold Investment that WORKS	Franco-Nevada Corporation	11

Note 12 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Short-term benefits(1)	$0.8	$0.7	$1.6	$1.4
Share-based payments(2)	1.8	2.1	3.6	3.8
	$2.6	$2.8	$5.2	$5.2

(1)Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 13 - Income taxes

Income tax expense for the three and six months ended June 30, 2017 and 2016 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Current income tax expense	$7.7	11.6	$15.5	17.1
Deferred income tax expense (recovery)	3.4	(0.3)	6.0	2.3
	$11.1	$11.3	$21.5	$19.4

Note 14 - Shareholders’ equity

(a)Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued - 185,458,026 common shares as at June 30, 2017) having no par value and preferred shares issuable in series (issued - nil).

During the six months ended June 30, 2017, the Company issued 6,388,528 common shares (H1/2016 – 154 common shares) for the exercise of warrants, for proceeds of C$479.1 million, or approximately $356.4 million (H1/2016 - $nil). The warrants had an exercise price of C$75.00 per share and were due to expire on June 16, 2017.

The Company also issued 302,318 common shares during the six months ended June 30, 2017 (H1/2016 – 517,780 common shares) for the exercise of stock options, for proceeds of C$10.2 million, or approximately $7.8 million (H1/2016 - $15.6 million).

In addition, the Company’s Dividend Reinvestment Plan (“DRIP”) resulted in 285,041 common shares being issued pursuant to the terms of the Company’s DRIP for the six months ended June 30, 2017 (H1/2016 - 299,491 common shares).

(b)Dividends

The Company declared dividends in the amount of $42.5 million (Q2/2016 – $39.3 million), or $0.23 per share (Q2/2016 - $0.22 per share) for the three months ended June 30, 2017, and $81.9 million (H1/2016 - $77.8 million), or $0.45 per share (H1/2016 - $0.43 per share), in the six months ended June 30, 2017. The Company paid cash dividends in the amount of $32.1 million (Q2/2016 - $29.2 million) and $62.2 million (H1/2016 - $57.5 million) and issued common shares pursuant to its DRIP valued at $10.4 million (Q2/2016 - $10.1 million) and $19.7 million (H1/2016 - $20.3 million), in the three and six months ended June 30, 2017, respectively.

(c)Stock-based payments

During the three and six months ended June 30, 2017, an expense of $1.6 million (Q2/2016 - $1.1 million) and $3.1 million (H1/2016 - $2.4 million), respectively, related to stock options and restricted share units has been included in the consolidated statement of income and comprehensive income. $0.1 million (Q2/2016  - $0.2 million) and $0.2 million (H1/2016 - $0.4 million) was capitalized to royalty, stream and working interests in the three and six months ended June 30, 2017, respectively.

12	2017 Second Quarter Financial Statements	FNV TSX NYSE

(d)Share purchase warrants

A continuity schedule of the Company’s share purchase warrants from January 1, 2016 to June 30, 2017 is presented below:

Warrants	Number
Warrants outstanding at January 1, 2016	6,510,769
Exercised	(489)
Warrants outstanding at December 31, 2016	6,510,280
Exercised	(6,388,528)
Forfeited	(121,752)
Warrants outstanding at June 30, 2017	-

The warrants had an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

In connection with the transaction with Taseko Mines Limited (“Taseko”), one special warrant was granted to Taseko which was exchangeable into 2,000,000 share purchase warrants once Taseko’s New Prosperity project is fully permitted and licensed. Each share purchase warrant would have entitled Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s permit application was denied in 2014, and the special warrant expired on June 16, 2017.

Note 15 – Earnings per share (“EPS”)

For the three months ended June 30, 2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$45.6	181.6	$0.25
Effect of dilutive securities	—	0.4	—
Diluted EPS	$45.6	182.0	$0.25

For the three months ended June 30, 2016
	Earnings	Shares		Per Share
	(Numerator)	(Denominator)	27.7	Amount
Basic EPS	$42.3	177.8		$0.24
Effect of dilutive securities	—	1.5		—
Diluted EPS	$42.3	179.3		$0.24

For the six months ended June 30, 2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$91.2	180.1	$0.51
Effect of dilutive securities	—	0.4	—
Diluted EPS	$91.2	180.5	$0.51

For the six months ended June 30, 2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$72.3	175.2	$0.41
Effect of dilutive securities	—	1.1	—
Diluted EPS	$72.3	176.3	$0.41

For the three months ended June 30, 2017, no stock options (Q2/2016 - nil) were excluded from the computation of diluted EPS due to being anti-dilutive. For the six months ended June 30, 2017, 263,568 stock options (H1/2016 – nil) were excluded from the computation of diluted EPS due to being anti-dilutive. Restricted share units totalling 84,094 were excluded from the computation of diluted EPS for the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 – 93,955) due to the performance criteria for the vesting of the RSUs not being measurable as at June 30, 2017.

The Gold Investment that WORKS	Franco-Nevada Corporation	13

Note 16 – Changes to comparative presentation

The condensed consolidated interim statement of income and comprehensive income for the three and six months ended June 30, 2016 and the statement of cash flows for the six months ended June 30, 2016 reflect the retrospective application of a voluntary change in accounting policy adopted in 2016, as detailed in the Company’s accounting policies described in the annual consolidated financial statements for the year ended December 31, 2016. The change classifies proceeds from the sale of gold bullion as an operating activity, rather than an investing activity, on the condensed consolidated statement of cash flow. For consistency, any gains or losses that arise on the sale of gold bullion are also classified within operating income in the condensed consolidated statement of income and comprehensive income.

(a)Impact on statement of income and comprehensive income

The following table outlines the effects of this accounting policy change on the condensed consolidated statement of income and comprehensive income:

	For the three months ended June 30, 2016
	Previously		Current
Financial statement line item	Reported	Reclassification	Presentation
Operating income	$49.0	1.6	$50.6
Foreign exchange gain (loss) and other income (expense)(1)	1.6	(1.6)	—
(1)	Excludes gain on sale of investments of $2.8 million, presented separately.

	For the six months ended June 30, 2016
	Previously		Current
Financial statement line item	Reported	Reclassification	Presentation
Operating income	$85.4	2.1	$87.5
Foreign exchange gain (loss) and other income (expense)(1)	2.0	(2.1)	(0.1)
(1)	Excludes gain on sale of investments of $4.3 million, presented separately.

(b)Impact on statement of cash flows

The following table outlines the effects of this accounting policy change on the condensed consolidated statement of cash flows:

	For the six months ended June 30, 2016
	Previously		Current
Financial statement line item	Reported	Reclassification	Presentation
Net cash provided by operating activities	$181.4	46.1	$227.5
Net cash used in investing activities	(488.9)	(46.1)	(535.0)

14	2017 Second Quarter Financial Statements	FNV TSX NYSE